FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated August 22, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 22, 2013	By:	/s/ Ms. Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan

			Title :	Deputy General Manager

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	August 22, 2013
For Immediate Publication

Change in Base Rate and Prime Lending Rates

ICICI Bank has announced an increase of 0.25% in the ICICI Bank Base Rate (“I-Base”) with effect from August 23, 2013. The revised rate will be 10.00% p.a. as against 9.75% p.a. at present. With effect from July 1, 2010, interest rates on new loans and advances, including consumer loans, are determined with reference to I-Base.

ICICI Bank has also announced an increase of 0.25% in its benchmark prime-lending rate and in its Floating Reference Rate (FRR) for consumer loans (including home loans) with effect from August 23, 2013. The above benchmark rates are used for determining interest rates on loans and advances sanctioned upto June 30, 2010.

The fixed rate customers will not be impacted by the above revision and their contracted rates will remain unchanged.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank:

ICICI Bank Limited (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country, with consolidated total assets of US$ 124 billion as on March 31, 2013. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms. ICICI Bank’s presence currently spans 19 countries, including India.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. All reference to interest rates, penalties and other terms and conditions for any products and services described herein are correct as of the date of the release of this document and are subject to change without notice. The information in this document reflects prevailing conditions and our views as of this date, all of which is expressed without any responsibility on our part and is subject to change. In preparing this document, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources. ICICI Bank and the "I man" logo are the trademarks and property of ICICI Bank. Any reference to the time of delivery or other service levels is only indicative and should not be construed to refer to any commitment by us. The information contained in this document is directed to and for the use of the addressee only and is for the purpose of general circulation only.

For Press Queries please contact:

Mr. Sujit Ganguli
Head - Corporate Communications and Brand
ICICI Bank Limited
Bandra Kurla Complex, Mumbai – 400051
E-mail: ganguli.sujit@icicibank.com